Exhibit 99.101

WonderFi Announces Regulatory Approval for Acquisition of Bitbuy and Expected Closing Date

Toronto, Ontario--(Newsfile Corp. - March 16, 2022) - WonderFi Technologies Inc. (NEO: WNDR) (OTC Pink: WONDF) (WKN: A3C166) (FTX: WNDR) (the "Company" or "WonderFi") is pleased to announce that the Ontario Securities Commission, principal regulator of Bitbuy Technologies Inc. ("Bitbuy") has granted the final regulatory approval required for WonderFi to close its acquisition of First Ledger Corp., parent company of Bitbuy. WonderFi and Bitbuy expect the acquisition to close on or before March 31, 2022.

"We are pleased to mark this final step toward completing the Bitbuy acquisition and combining these two world-class companies," said Ben Samaroo, Chief Executive Officer of WonderFi. "Both teams have been actively working on integration and our strategic plan which centers around providing secure and compliant access to crypto and decentralized finance ("DeFi"), and creating value for our shareholders."

Kevin O'Leary, globally renowned investor, ambassador and strategic advisor to WonderFi commented: "this is a very significant milestone for WonderFi and Bitbuy, who are laser-focused on capturing market share within Canada and internationally."

Dean Skurka, President of Bitbuy commented: "With the acquisition now scheduled to close imminently, the 125-person combined teams across both companies will now formally be able to engage in value creation, extracting synergies and openly working together to enhance the experience of our loyal users." Mr. Skurka will be joining the WonderFi executive team and board of directors post-closing.

WonderFi continues to engage in discussions with Canadian securities regulators relating to securities and derivatives laws and their potential applicability to the operation of the WonderFi App. While such discussions are ongoing, WonderFi has agreed to restrict residents from certain provinces from accessing the WonderFi App. Residents in British Columbia and Alberta will have continued access to the WonderFi App while these discussions are ongoing, and the WonderFi App remains otherwise available globally with the exception of certain sanctioned jurisdictions.

Ben Samaroo, CEO of WonderFi stated: "We are very pleased to be part of the conversation with Canadian regulators regarding DeFi and software applications like WonderFi. A major distinction between the WonderFi App and many other crypto trading platforms is that users retain sole custody and control of their assets - one of the key value propositions for DeFi."

Additional Information

For additional information, please contact:

WonderFi Technologies Inc.

Ben Samaroo, CEO

ben@wonder.fi

(778) 843-9637

Investor Relations Contact: invest@wonder.fi

Media Contact: press@wonder.fi

Bitbuy Technologies Inc.

Dean Skurka, President

dean@bitbuy.ca

Media Contact: binu.koshy@bitbuy.ca

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to digital assets through compliant centralized and decentralized platforms. WonderFi has a multi-pronged business strategy which includes a high-growth consumer finance app which will serve as a trusted gateway to the new financial system, and a digital asset portfolio which consists of leading crypto and DeFi assets. WonderFi's executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital and Hut 8. WonderFi's core team of engineers and technologists believe that everyone should have equal access to finance, and are aligned in the mission to empower people around the world to access DeFi in a simple, smart and secure way. For more information, visit www.wonder.fi.

ABOUT BITBUY

Bitbuy is a Canadian owned and operated digital asset marketplace, and the first licensed crypto marketplace in Canada. Bitbuy's mission is to provide its clients the best global prices, the deepest liquidity, and the most digital asset products in Canada with a convenient, dependable, and secure platform. Bitbuy is proudly registered as a restricted dealer and is Canada's first registered digital asset marketplace in Canada. Bitbuy's head office is in downtown Toronto, with over 85 employees. In addition to its registration as a Marketplace and Restricted Dealer, Bitbuy is also registered with FINTRAC as a Money Services Business under the Virtual Asset Service Provider category. Bitbuy was founded in 2016 and is currently one of Canada's largest cryptocurrency platforms by trading volume. Bitbuy offers crypto trading services to beginners, advanced traders, and corporations making it "the crypto destination of investors".

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such "could", "intend", "expect", "believe", "will", "projected", "estimated", or variations of such words, and includes the anticipated benefits of the transaction, the ability of the Company and Bitbuy to obtain all necessary shareholder and regulatory approvals, and the ability of the Company and Bitbuy to close the transaction on the terms and timing described herein, or at all.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward- looking information and statements are the following: the actual closing date of the Transaction; the inability of the Company and Bitbuy to integrate successfully such that the anticipated benefits of the transaction are realized, the inability of the Company and Bitbuy to obtain the necessary regulatory and shareholder approvals for the transaction, the inability of the Company and Bitbuy to close the transaction on the terms and timing described herein, or at all, the inability of the Company to work effectively with strategic investors; and material adverse changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither NEO Exchange nor its Regulation Services Provider (as that term is defined in policies of the NEO Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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